

September 3, 2013

Via E-mail
Clarence H. Smith
President and Chief Executive Officer
Haverty Furniture Companies, Inc.
780 Johnson Ferry Road, Suite 800
Atlanta, GA 30342

> **Re: Haverty Furniture Companies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 5, 2013**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2013**
> **Filed August 2, 2013**
> **File No. 1-14445**

Dear Mr. Smith:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 19
Overview of Liquidity, page 19

1. We note your statement in the first paragraph that increased lease obligations are primarily due to arrangements that are not considered capital leases but must be recorded on your balance sheets. Please tell us the nature of these arrangements, the terms of the arrangements and your basis in GAAP for your accounting for the arrangements citing the authoritative guidance you are applying.

Item 15. Exhibits, Financial Statement Schedules, page 28

Exhibit 23.1

2. We note that the consent is not signed. Please provide a signed consent.

Financial Statements and Supplementary Data

Note 5. Credit Arrangement, page F-11

3. We note that your credit agreement limits your ability to pay dividends. Please tell us your consideration of disclosing the nature of the restrictions on the payment of dividends and the amount of retained earnings or net income restricted or free of restriction. Refer to Rule 4-08(e)(1) of Regulation S-X.

Note 10, Benefit Plans, Page F-15

4. Please tell us your consideration of disclosing how you calculate the market related value of plan assets as that term is defined in ASC 715-30-20. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Note A – Business and Reporting Policies, page 5

5. We note your disclosure regarding the out-of-period adjustment related to your historical accrual process for certain vendor pricing allowances. Please tell us your consideration of disclosing your accounting policies for consideration received from vendors in the notes to your annual financial statements.

Item 4. Controls and Procedures, page 13

6. Please disclose any change in your internal control over financial reporting that occurred during the quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please refer to Item 308(c) of Regulation S-K. Please note that this comment also applies to Form 10-Q for the quarterly period ended March 31, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Clarence H. Smith
Haverty Furniture Companies, Inc.
September 3, 2013
Page 3

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara Ransom, Assistant Director, at (202) 551-3264 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief